C21 Investments announces unaudited revenue of US$7.7 million for first quarter of 2020 fiscal year
Company approved to trade on the OTC markets under the symbol "CXXIF"

VANCOUVER, May 6, 2019 – C21 Investments Inc. (the "Company") (CSE: CXXI and OTC: CXXIF) today announced unaudited revenue of US$7.7 million for the 1st quarter ended April 30, 2019. This amount reflects revenue from the Company’s operations in Nevada and Oregon. Unaudited gross margin (before fair value adjustments) is estimated to be 54%. Gross margin has decreased from previously reported figures due to a reclassification of excise taxes which the company now believes to be deductible for tax purposes as cost of goods sold. During the quarter, C21’s retail dispensaries completed 140,000 customer transactions. These figures do not include revenue from Swell Companies, which is an acquisition expected to close this month.

The Company’s next revenue report will be for the 2nd quarter ending July 31, 2019

The audited financial statements for the 2019 fiscal year ended January 31, 2019 are due to be released prior to the end of May. Unaudited results for the 1st quarter of fiscal 2020 for the period February 1 to April 30, 2019 will be released by the end of June 2019.

After the completion of the acquisition of Swell Companies, the C21 Investments group of companies will have 140,000 sq. ft. of cultivation space (both indoor and outdoor) with another 165,000 sq. ft. available for cultivation, extraction or wholesale distribution; 11,000 sq. ft. of wholesale distribution; 13,000 sq. ft. of extraction; and 17,000 sq. ft of retail distribution.

The Company today announced its shares have been approved by FINRA to be quoted on the Over-the-Counter Markets (OTC) and the shares are currently trading under the ticker symbol "CXXIF." C21 continues to trade on the Canadian Securities Exchange under the ticker symbol "CXXI."

About C21 Investments
C21 Investments Inc. (CSE: CXXI) is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company owns Silver State Relief in Nevada, and Phantom Farms, Eco Firma Farms, and Pure Green in Oregon. The Company has a definitive agreement to acquire Swell Companies in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. These developments are expected to add to the Company’s ability to compete aggressively in the rapid growth of the cannabis industry and to grow revenue and EBITDA. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:
Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include the unaudited revenue at April 30, 2019, estimated gross margin at April 30, 2019, expected closing of acquisition of Swell companies in May; anticipated timelines for issuance of future revenue reports and the impact of the acquisitions on the Company's financial information.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by C21, including the acquisition of the Swell companies in May and the reliability of the revenue and gross margin at April 30. Although C21 believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because C21 can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the failure to obtain necessary regulatory approvals or satisfy the conditions to closing if the acquisition of the Swell companies in May, C21’s inability to finance and complete the acquisition or, to integrate and expand the acquired businesses as planned, competitive factors in the industries in which C21 operates, prevailing economic and regulatory conditions, and other factors, many of which are beyond the control of C21.

The forward-looking statements contained in this news release represent C21’s expectations as of the date hereof, and are subject to change after such date. C21 disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

The CSE has not accepted responsibility for the adequacy or accuracy of this release.

Media contact:	Investor contact:
David Moorcroft	Dave Goad
S2C Inc.	Investor Relations
david@strategy2communications.com	dgoad@cxxi.ca
+1 416 727-1858	+1 833 BUY-CXXI (289-2994)

Michael Kidd
Chief Financial Officer and Director
Michael.kidd@cxxi.ca
+1 833 BUY CXXI (289-2994)